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                          March 25, 2021

       John Tucker
       President and Chief Executive Officer
       scPharmaceuticals Inc.
       2400 District Avenue, Suite 310
       Burlington, Massachusetts 01803

                                                        Re: scPharmaceuticals
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 23,
2021
                                                            File No. 333-254637

       Dear Mr. Tucker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kasey
Robinson at 202-551-5880 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Arthur McGivern